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PRICING SUPPLEMENT NO. 01                            Registration No. 333-59704
Dated July 25, 2001                             Filed Pursuant to Rule 424(b)(2)
to Supplemental Prospectus
Dated July 24, 2001
and Base Prospectus
Dated May 4, 2001



                               EL PASO CORPORATION

                            GLOBAL MEDIUM TERM NOTES
                            (SENIOR FIXED RATE NOTES)


Trade Date:                                                        July 25, 2001

Settlement Date (Original Issue Date):                             July 30, 2001

Maturity Date:                                                    August 1, 2031

Principal Amount (in specified currency):                         US$700,000,000

Price to Public (Issue Price):                        9.232% of Principal Amount

Agent's Discount or Commission:                                           0.875%

Net Proceeds to El Paso:                                          US$688,499,000

Interest Rate:                                                   7.80% per annum

Record Dates:                                        Each January 15 and July 15

Interest Payment Dates:                             Each February 1 and August 1

First Interest Payment Date:                                    February 1, 2002

Form of Note (Book-Entry or Certified):                               Book-Entry

CUSIP No:                                                            28368E AD 8

Trustee and Paying Agent:                               The Chase Manhattan Bank

Call Provision:                                        Redeemable at any time by
                                                 El Paso at the Make-Whole Price
                                             (Please read "Redemption of Notes")

Make-Whole Rate:                              Treasury Rate plus 25 basis points
                                             (Please read "Redemption of Notes")

Other Terms:                                                                None

         Capitalized terms used in this pricing supplement which are defined in the prospectus supplement have the meanings assigned to them in the prospectus supplement. Medium Term Notes may be issued by El Paso in an aggregate principal amount of up to $900,000,000 and, to date, including this offering, an aggregate of $700,000,000 Medium Term Notes have been issued.

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PRICING SUPPLEMENT NO. 01
July 25, 2001

ADDITIONAL INFORMATION:


RATIO OF EARNINGS TO FIXED CHARGES

         The information contained in the base prospectus under the caption "Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred and Preference Stock Dividend Requirements" is hereby amended in its entirety as follows:

                                                                                                     Three Months
                                                                                                         Ended
                                                             Year Ended December 31,                   March 31,
                                              -------------------------------------------------        ---------
                                                 1996      1997      1998       1999      2000      2000      2001
                                              --------  --------  --------   --------  --------  --------  -------
Ratio of Earnings to
Fixed Charges...........................         2.63x     2.40x   1.00x(1)   1.16x       2.20x     2.41x  (0.30)x(1)

-----------------------

 (1) Earnings were inadequate to cover fixed charges by $1 million in 1998 and $505 million for the three months ended March 31, 2001.

         For the purpose of computing these ratios, earnings means income (loss) from continuing operations before:

                  o  income taxes;
                  o  minority interest in consolidated subsidiaries;
                  o adjustment to equity earnings to reflect actual distributions from equity investments;
                  o  fixed charges; and
                  o  capitalized interest.


         Fixed charges means the sum of the following:

                  o  interest expense, not including interest on rate refunds;
                  o  amortization of debt costs;
                  o that portion of rental expense which we believe to represent an interest factor;
                  o the pre-tax preferred stock dividend requirements of consolidated subsidiaries; and
                  o  minority interest in consolidated subsidiaries.

REDEMPTION OF NOTES

         The Notes will be subject to redemption at the option of El Paso at any time, in whole or from time to time in part, at the Make-Whole Price (as defined below), on notice given no more than 60 nor less than 30 calendar days prior to the date of redemption (the "Redemption Date") and in accordance with the provisions of the Indenture. "Make-Whole Price" means an amount equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption
Date) discounted back to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, plus, in the case of both (i) and (ii), accrued and unpaid interest to the Redemption Date. Unless El Paso defaults in payment of the Make-Whole Price, on and after the Redemption Date, interest will cease to accrue on the Notes to be redeemed. In the event of redemption of a
Note in part only, a new Note of like tenor for the unredeemed portion thereof and otherwise having the same terms as the Note partially redeemed shall be issued in the name of the holder of the Note upon the presentation and surrender thereof.



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         "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

         "Comparable Treasury Price" means, with respect to any Redemption Date,
(i) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

         "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with El Paso.

         "Reference Treasury Dealer" means (i) J.P. Morgan Securities Inc.; ABN AMRO Incorporated; and Banc of America Securities LLC and their respective successors; provided, however, that if any of the foregoing shall not be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any two other Primary Treasury Dealers the Company selects.

          "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such Redemption Date.

         "Treasury Rate" means, with respect to any Redemption Date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Stated maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

         Notwithstanding Section 1104 of the Indenture, the notice of redemption with respect to the foregoing redemption need not set forth the Make-Whole Price but only the manner of calculation thereof. The Company shall notify the Trustee of the Make-Whole Price with respect to any redemption promptly after the calculation thereof, and the Trustee shall not be responsible for such calculation.

REOPENING OF ISSUE

         The provisions of the senior indenture provide us with the ability to reopen series of Medium Term Notes and to issue additional securities of that series without the consent of the holders of the Medium Term Notes.


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PLAN OF DISTRIBUTION

         The Notes are being purchased in the amounts indicated by the underwriters listed below, individually as principal.

         J.P. Morgan Securities Inc.                        US$420,000,000
         ABN AMRO Incorporated                              US$140,000,000
         Banc of America Securities LLC                     US$140,000,000

         El Paso has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

VALIDITY OF THE SECURITIES

         The validity of the securities will be passed on for El Paso by Andrews & Kurth L.L.P. Certain legal matters in connection with the offering will be passed upon for the underwriters by Locke Liddell & Sapp LLP.